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Exhibit 20

INVESTOR RELATIONS NEWS

     TARGET CORPORATION DECEMBER SALES UP 5.4 PERCENT

    MINNEAPOLIS, January 4, 2001—Target Corporation today reported that its net retail sales for the five weeks ended December 30, 2000 increased 5.4 percent to $6.092 billion from $5.777 billion a year ago. Comparable-store sales decreased (0.1) percent from the same period a year ago.

"While December sales were disappointing, with below-plan performance at all three of our divisions, we continue to expect growth in fourth quarter earnings per share," said Bob Ulrich, chairman and chief executive officer of Target Corporation. "In light of this outlook, we are comfortable that we will meet or exceed the current First Call median estimates of $0.58 for the quarter and $1.36 for the full year."

	Sales (millions)	Total Sales % Change	Comparable Stores % Change
December
Target	$4,894	8.1	0.9
Mervyn's	647	(2.4)	(2.4)
Department Stores	491	(5.0)	(5.0)
Other	60	(11.8)	na

Total	$6,092	5.4	(0.1)
Year-to-date
Target	$26,673	10.4	3.4
Mervyn's	3,745	0.4	0.5
Department Stores	2,725	(3.4)	(3.9)
Other	401	(4.7)	na

Total	$33,544	7.7	2.4

    Target Corporation operates large-store general merchandise formats, including discount stores, moderate-priced promotional and traditional department stores. At month-end, the company operated 1,309 stores in 46 states. This included 978 Target stores, 267 Mervyn's stores and 64 Department Stores.

    Comments regarding the company's sales results are available in a pre-recorded telephone message that may be accessed by calling 612-370-6500.

    Target Corporation news releases are available at www.target.com or www.prnewswire.com, or by fax, through Company News on Call at 800-758-5804 extension 342677.

CONTACT:
Susan D. Kahn
Vice President, Investor Relations
(612) 370-6735

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INVESTOR RELATIONS NEWS